Issue # _____

# CONFIDENTIAL

## DISTRIBUTION ONLY WITH dotSport LLC WRITTEN APPROVAL

# dotSport LLC

# BUSINESS PLAN

**dotSport LLC**

**1140 Broadway, 6th floor**

**New York, New York 10001**

**(+1) 929-256-2810**

# dotSport LLC Business Plan
# Table of Contents

# I. CORPORATE OVERVIEW

## A. dotSport LLC Business Units



1ON1

**An interactive video call between a professional athlete and a fan monetized by e-commerce (www.1on1.fans)**



Premium Life Domains

**High-value, intuitive 'life' domain name/websites with contextual content monetized by advertising (e.g. www.life.today)**

LIFE.ZONE

**Social network - for endurance athletes monetized by advertising and e-commerce (www.life.zone)**

# ON1

**1on1** enables fans to schedule and enjoy private 20-minute, fee-based, video conversations with sports stars from today and the past, according to each athlete's schedule and fee; with unfettered access, fans will be uniquely inspired.

*All sports fans have a deep emotional affinity with "their team" and "their players"*

Everyone loves sports. But only a very few, highly-dedicated fans ever get a few minutes time with their favorite sports star; mostly when he or she passes fans by before or after a game. **1on1** changes that paradigm by giving every fan direct access if they so desire.

From a professional athlete's perspective – with a particular focus on the average professional life span of 2.6 years for NHL players, as the example – **1on1** offers a number of important benefits:

1. Establishes a direct connection between the players and the team's fan base, thereby enhancing franchise value while simultaneously raising player asset worth to their team;

2. Creates an authentic path for athletes earning million dollar contracts to enhance reputation, burnish their professional image/personal brand, through charitable giving (i.e. giving all of their **1on1** fees, or a part thereof) to worthy causes;

3. Provides an unrestricted source of revenue for the greater majority of pro athletes (those who <u>do not</u> earn million dollar salaries) merited from the achievement of playing/having played at the highest levels of sport. Like other professionals (doctors, lawyers, golf pros, etc.) an athlete's time has a value.

Distressing statistics[1] support the financial need pro athletes discover following their time in the spotlight: 25% of NFL players are insolvent within first year of transition out of professional sports; 78% are insolvent within two years; 60% of NBA players declare bankruptcy within 5 years of transition.

Couple these insolvency rates and athlete financial needs, with the enormous number of sports fans and one can clearly see the **1on1** value proposition.

No one has quantified the number of sports fans there are in the world, but the total count is exceedingly large. By any measure, worldwide sports fans are the largest affinity group in the world and therein lays the opening for **1on1**.

*Sport is about passion and incorporates a broad cross-section of society, all of whom are irrationally, but unquestionably attached to it*

Fantasy sports apps Fan Duel and Draft Kings each generate over US$ 1 billion annually, in large measure because fantasy sports consumers[2] tend to be disproportionately young and male – 91% of fantasy sports consumers online and via mobile are under the age of 50, with a median age of 34. In terms of gender, 74% of those who participated in the past year were male and 26% were female.

**1on1** is poised to capitalize on the same trend that fantasy sports have identified to lead the interactive video engagement market sector.

Leading off with professional athletes and their fans; growth will come from expanding the **1on1** service across the breadth of the entertainment spectrum (actors, musicians, artists).

Free, the **1ON1** video app is already available in the Apple Store.

---

[1] Sport Illustrated
**2** Solutions Research Group

# Premium Life Domains

Acquisition of high-value 'life' domain names and development of media sites with contextual content, monetized through advertising. For example, the company owns the domain name, 'life.today', one of the twenty-five (25) 'life' names in the company's portfolio at the time of this writing.

dotSport LLC is a holder of trademark - 'life' - along with Time Inc. (i.e. Life Magazine). The company holds the 'life' trademark in respect of the class indication and specification of goods and services as follows:

> *Class 42: Hosting of online web facilities (*hosting of platforms) *for organizing and conducting online meetings, gatherings and interactive discussions all related to, and in the field of, sports.*

> *Class 45: Services related to the use of social networks on the Internet.*

Tactically, holding the trademark establishes a first right for dotSport LLC vis-à-vis the term 'life' with all new top level domains (TLDs) approved by ICANN, the body responsible for managing the Internet. In other words, dotSport LLC has the first right along with the other trademark holder of 'life' over all others to claim the word 'life' in every top level domain, as and when it is made available by the respective Registry operator. Currently, ICANN has approved approximately 1800 new TLDs. With >30 years of service and policy development at ICANN, in addition to creating and operating .TRAVEL (the first TLD developed for the exclusive use of the travel and tourism industry), the company understands the fundamental value of domain names – particularly over the longer term.

Under **Premium Life Domains** dotSport LLC owns prized names[3] including life.today, life.social life.cricket, life.football, and life.events.  The plan is to acquire 50+ high-value domain names, as we partner with major media companies that have interests in those areas for content partnerships. The company will also develop domain name leases and consider sales of the names.

[3] For a full list of Premium Life Domains acquired to date please see Addendum #__

To put Premium Life Names into perspective, Internet Brands, which owned 95 high-value domain names, including lawyers.com, was recently purchased by KKR for US$1.1 billion.

Internet advertising/click-through revenue and profit sharing models are well-established; nevertheless it is noteworthy that while the U.S. leads the top ranked *Total Media, Digital and Mobile Ad Spending* list today, online advertising is yet far from achieving its full potential. With China, Japan, Germany and the United Kingdom still yet to come into their full potential, management views shared advertising revenue streams as a firm, long-term income source for the company.

| Top 5 Countries, Ranked by Total Media, Digital and Mobile Internet Ad Spending, 2015 billions | Total media | Digital | Mobile internet |
|---|---|---|---|
| 1. US | $189.06 | $58.61* | $28.24 |
| 2. China** | $73.13 | $30.81 | $12.14 |
| 3. Japan | $40.19 | $9.61 | $3.37 |
| 4. Germany | $27.71 | $6.67 | $2.11 |
| 5. UK | $25.22 | $12.59* | $4.67* |
| **Worldwide** | **$592.43** | **$170.50** | **$64.25** |

Note: *includes SMS, MMS and P2P messaging-based advertising; **excludes Hong Kong
Source: eMarketer, Dec 2014

182885                                                                 www.eMarketer.com

Capitalizing on the positive trends seen in the growing market for domain names, as well as on the enormous amount of advertising dollars being spent on the Internet, revenue generation will come predominantly from collaboration and ad revenue-sharing.

# LIFE.ZONE

**life.zone** is a dedicated sport social media vertical positioned to dominate one of the most emotional, exciting, and fastest-growing sectors of sport, endurance athletes.

Endurance athletes are the most intense competitors, yet they toil in their sports in relative obscurity. dotSport LLC asked the question, "Why is there no global endurance sports social network? A place to store and share results, training programs, buy/sell equipment, find like-minded enthusiasts to share/receive advice and tips... A single dashboard to engage fans, family, and friends.

**life.zone**'s mission is to leverage these elemental facts to establish the leading endurance sport social network vertical to the benefit of all stakeholders.

**life.zone** holds the potential to become the dominant hub around which endurance athletes coalesce online. Just as initially students flocked to facebook, while executives from all levels of business amassed on LinkedIn, **life.zone** is an aggregation point for all of those individuals that share an affinity for endurance sports. The *initial target audience* for **life.zone** is active endurance participants, their fans and clubs – and people aspiring to become active – in these particular sports:

> ➢ Triathlon
> ➢ Cycling (mountain biking and road cycling)
> ➢ Running (main focus initially on longer distance / marathon running)
> ➢ Swimming
> ➢ Cross-country Skiing

Endurance sports are represented by more than 100 million participants worldwide (excluding family, fans and other interested parties), of which 20% are deemed to be active. Many of the athletes in these sports participate in sports holidays, training camps and races both nationally and internationally. As for triathlon and cycling, the best races sell out in a matter of hours.

*Passion drives demand*

Participants are generally very passionate in their pursuit of enhanced performance and constantly seek the latest and best information and advice about new events, training, equipment and travel.

*Endurance athletes are a sought-after demographic: mobile, competitive and tech-savvy with high disposable income*

**life.zone** combines the best features of other social networks and will be the place those active in the disciplines will want to put all their relevant personal information, and share this information with other athletes and their fans. **life.zone** offers triathletes:

- ➢ sport-specific profiles
- ➢ personal records
- ➢ planned competitions
- ➢ nutrition records
- ➢ competition results
- ➢ training regimens
- ➢ biometric records
- ➢ equipment lists / marketplace
- ➢ blogs / message boards
- ➢ photo / video galleries

... And much much more...

As and when **life.zone** has been successfully launched into the initial sports, the appeal and benefits **life.zone** delivers to the initial target group will be replicated in a wider range of other sports disciplines, from niche sports such as scuba diving, equipment and travel intensive sports such as golf, to mass audience team sports such as football. Ultimately, **life.zone** has the scalability to encompass the broad spectrum of sport – from amateurs to professionals; from the youngest to the oldest; from individual athletes to clubs, teams, leagues, national associations and international federations; from sporting goods manufacturers to sport journalists.

# II. MARKET OPPORTUNITY

## A. Defining Sport Fans

Social scientists define[4] a sports fan as "*the person who thinks, talks about and is oriented towards sports even when [the fan] is not actually observing, or reading, or listening to an account of a specific sports event*".

There are three groups of sports enthusiasts based on level of enthusiasm—obsessed, serious and casual. Research[5] in the United States notes that there are 94.4 million casual sports fans, 36 million serious sports fans, and 13.4 million obsessed sports fans in America. To put this in perspective, approximately 5% of all Americans are "obsessed" sports fans, while one in ten are "serious" sports fans.



Journalist Eric Simons writes in his new book[6],"*Watching sports is insanely complicated – and very personal – but underneath the layers of personality and culture lie the biological and psychological roots of a universal obsession.*" The more an athlete or a team brings fans together to connect with them – to share information, swap ideas, seek recommendations and so on – the more valuable the fan experience.

Both **1on1** and **life.zone** are positioned to capitalize on *the universal obsession* that exists between fans and 'their' athletes.

---

[4] http://www.athleticinsight.com/Vol5Iss2/FanDevelopment.htm#SportsandSportFanResearch
[5] Research & Markets (R&M)
[6] The Secret Lives of Sports Fans: The Science of Sports Obsession

## B. Right Offerings for the Right Target Audiences

Being digitally connected is both simple and satisfying for sport fans. Smart phone ubiquity – on a global scale – sets dotSport LLC up to lead market segments with both **1on1** and life.zone. Technological trends leverage social media to dotSport LLC's benefit, including providing built-in viral marketing channels through fan endorsements and direct invitations to their friends to connect with the dotSport offerings. Consider every athlete's use of social media from the perspective of awakening their individual fan bases to their availability on **1on1**; compound those immense networks with the networks of every fan who books and completes a **1on1** with them. Each fan tweeting, instagramming, or otherwise posting to their own respective networks their delight at having spoken by video directly with their favorite athlete. One can see the possibility of viral growth potential.

***Soccer fans ranked No. 1 in being digitally connected to their sport through Instagram and on Twitter, where Major League Soccer has seen growth.*** [7]











When fans engage
Survey question: Thinking about a typical game day, which of the following, if any, do you use before, during and after the games? (Select all that apply.)
Twitter
Facebook
Instagram
YouTube
Google+
Before
During
After
2014
2013
2012
2012 - NA

---

7 Sport Business Journal

## C. Competitive Analysis

In the last five years, social networks have surged to the forefront of the Internet. For both users and marketers, the phenomena of virtual gathering points have taken on extraordinary meaning and lives of their own. Wikipedia's[8] list of social networking sites with >100 million active users (below) highlights the opportunities for **1on1** and life.zone.

| Rank | Name | Registered users | Active user accounts | Date launched | Country of origin | Date of active user stat. |
|------|------|------------------|----------------------|---------------|-------------------|---------------------------|
| 1 | Facebook | 2+ billion[3] | 1.71 bilion[4] | February 2004 | United States | June 2016 |
| 2 | WhatsApp | 1+ billion[5] | 1 billion[5] | June 2011 | United States | February 2016 |
| - | Facebook Messenger | 2+ billion[3] | 1 billion[6] | August 2011 | United States | July 2016 |
| 3 | Tencent QQ | 1+ billion[7] | 899 milion[8] | February 1999 | China | June 2016 |
| 4 | WeChat | 1+ billion[9] | 806 milion[8] | January 2011 | China | June 2016 |
| - | Tencent Qzone | 1+ billion[7] | 652 milion[10] | May 2005 | China | June 2016 |
| 5 | Instagram | 500+ million[11] | 500 milion[11] | October 2010 | United States | June 2016 |
| 6 | Twitter | 1+ billion[12] | 313 milion[13] | March 2006 | United States | March 2016 |
| 7 | Skype | 750 million[14] | 300 milion[15] | August 2003 | Estonia | March 2014 |
| 8 | Baidu Tieba | 1.5 billion[16] | 300 milion[16] | December 2003 | China | August 2016 |
| 9 | Sina Weibo | 503+ million[17] | 282 milion[18] | August 2009 | China | June 2016 |
| 10 | Viber | 754 million[19] | 249 milion[19] | December 2010 | Israel | June 2015 |
| 11 | LINE | 600 million[20] | 218 milion[21] | June 2011 | Japan | March 2016 |
| 12 | Google+ | 2+ billion[22] | 212 milion[23] | June 2011 | United States | April 2015 |
| 13 | YY | 773 million[24] | 141 milion[25] | December 2010 | China | June 2015 |
| 15 | Snapchat | 110+ million[26] | 110+ million[26] | September 2011 | United States | December 2015 |
| 14 | LinkedIn | 433 million[27] | 106 milion[27] | May 2003 | United States | March 2016 |
| 16 | BBM | 190 million[28] | 100 milion[29] | February 2007 | Canada | February 2015 |
| 17 | Pinterest | 100+ million[30] | 100 milion[30] | March 2010 | United States | September 2015 |

---

[8] https://en.wikipedia.org/wiki/List_of_virtual_communities_with_more_than_100_million_active_users

The focus of the majority of social networks is on communication - dialogue, discussion, sharing – the basis of dotSport LLC's offerings.

While video chat channels abound on the Internet, none offer pro athlete conversations.

With **life.zone** there are relatively few triathlete/endurance sport-focused websites hosting race information, stats, blogs and the like, but in the same way, to management's knowledge there are no direct competitors.

Additionally, relationships have been established within the global sport movement, i.e. dotSport LLC has direct contact to the International Federations of all endurance sports, who have expressed a strong interest in **life.zone**. World class athletes, sporting event organizers, as well as charitable organizations such as Peace and Sport, with its "Champions for Peace" athletes[9] (Olympians and World Champions) have expressed interest in participating in **life.zone** and **1on1**.

The fact that we can assert our 'former professional athlete' status delivers credibility. This ability to directly reach out to current and former pros – and for them to take our calls – is the competitive advantage that sets dotSport LLC apart from all others.

All to say that management sees our competitive business landscape as green field opportunities.

---

[9]http://peace-sport.org/en/championsdelapaix/championsdelapaix.html

## D. Marketing Strategy

The marketing strategy for each business unit is aimed at clearly identifiable, highly-motivated segments that share common passions. The company's marketing and public relations partner, French West Vaughn[10] will assist management in shaping cutting-edge strategies to develop the respective brand identities, marketing and advertising approaches for both **1on1** and **life.zone** to ensure that they consistently send the right message to the right segments of their markets.

Management will utilize four pillars to rapidly achieve momentum across all three business units:

1. close collaboration with stakeholders;
2. online viral marketing initiatives with athletes and fans;
3. broad-based PR; and
4. targeted special events.

## 1ON1

With unlimited potential, the **1on1** value proposition – direct to athlete video chat – overcomes the limitations of mainstream online networks as a result of its simple format. Each athlete determines his/her availability and market-based fee. Athletes are in complete control of the video chat, i.e. should a fan be offensive or disrespectful in any way, the athlete can end the call at once. Additionally, there are no sign-up requirements for fans (other than when they book and pay the fee for a **1on1**), while athletes can set up their profile, fee and availability within minutes. These trouble-free aspects ensure that the barrier to participate is very low, ensuring higher participation.

Concentrating on the exclusive, one-on-one nature of the video chats, the marketing strategy for fans is straightforward: Promotion via all relevant social media sites, pro team websites, sport blogs, and traditional print sport publications. In conjunction with the aforementioned potential viral components (via athletes/fan networks), this approach offers a low cost, high impact, result.

---

[10] www.fwv-us.com

To generate awareness and interest amongst active and retired players, the company will use a two prong communication strategy. Using the NHL as the example, 1) drive media coverage through vertical trade publications (i.e. Sports Business Journal), sports focused websites (i.e. NHL.com) and online blogs that are consumed by league executives, team management and players with a Call to Action (CTA) that increases player registration for this revenue producing opportunity; and 2) communicate directly with each of the 30 teams asking for their support presenting this income opportunity to their active and retired players.

Tactically, the overall marketing approach is to:

1. Curate a comprehensive media list that's designed to reach relevant reporters that cover hockey, particularly those that are influential and read by athletes (versus fans for this phase);
2. Research, write, edit and distribute content, including media advisories, pitch letters and news releases incorporating text, images, video and graphics, and attempt to book interviews for the client with media;
3. Utilize long-standing agency professional relationships with the media to maximize the prospects for editorial coverage, upselling the story that **1on1** is providing incremental income for current and retired players, and helping grow the game by permitting the fans to engage **1on1** with players.
4. Craft an email and a letter that the agency will distribute to player representatives of all 30 teams requesting that they endorse this new opportunity for active and inactive players and introduce us to work directly with their fellow players. We will follow this same path to reach out to NHL alumni from their respective teams.

# Premium Life Domains

Premium domain names have grown in significance, moreover in value, over the 18-year history of the commercial Internet. Marketing to the right audience at the right time is a science.

The strategy is to seek out content partnerships that match major media enterprises with life domain names that have intuitive and contextual value to them. The trend in online advertising continues to point toward growth, as noted previously, while advertising revenue-sharing is becoming commonplace.

The Company is currently in advanced discussions with global content leaders, both digital and print, in education and cricket for partnership on life.college and life.cricket

At this opportune time, the general public are also being awakened to the fact that the time of solely .com, .net, and .org is a time gone by, now that ICANN has overseen the expansion of the domain name space to include some 1800 new top-level domains. Very similar to physical real estate, over time, premium life names will become ever-more valuable.

# LIFE.ZONE

Although the major social media sites can boast very large memberships they have so far failed to segment and monetize the value of each membership to the extent management believes is possible. By contrast **life.zone** offers a compelling model for a dedicated next generation online community platform; one that has potential for effective revenue generation because of its narrow focus (initially solely) on the endurance sport market.

Instilling **life.zone**'s value in the minds of the International Triathlon Union's leadership and the 400 athletes currently registered in **life.zone**, and building on that ensuing awareness is vital to ratcheting up to high volumes of member registrations. Collaboration with this recognized group of personalities, opinion-shapers and institutions holds the key for the **life.zone** to become a resonant success.

**Life.zone**'s marketing focus is to establish a habit of checking in to the site daily. The audience will be attracted by user-generated content constantly being posted:
- athlete profiles / results / records…
- blogs / What's on your mind? / posts…
- issue and tip discussions – topic by topic…

- ➤ questions and answers with elite athletes…
- ➤ surveys…
- ➤ "how to…" articles, videos, discussion forums
- ➤ RSS feeds

Although **life.zone** is very much vertically oriented, over time the addressable audience has the potential to increase from 20 million (20% of our initial addressable market) to well over 200 million individual sports participants, teams and fans, as a result of opening to more sports via their respective international federations, increased functionality and localization/geographic expansion.

# III. Revenue Generation

When a fan visits **1on1** they can view all athletes' profiles, and they can book an open slot from a selected athlete's schedule (days/times that the athlete has made available). The fan will then enter their credit card details, similar to purchasing a flight on the Internet, which generates a confirmation email to both the athlete and the fan noting the precise appointment day and time as well as a link with a specific code for their exclusive **1on1** video call, for that appointment. One hour before every start time both parties receive an email reminder, which again provides all of the necessary information to fulfill the video call. At the appointed time, both the player and the fan simply click on the link, at which time they connect to enjoy an exclusive, one-on-one, 20-minute video call.


Step 1
Book
Ron Andruff
Hockey
Training
Heb
Motivation
20 Minutes $75 Select
Step 2
Pay
Confirm Booking
20 Minutes $75
Ron Andruff
Hockey
Visa
4566 5600 1212 3434
03/2017 [ ]
Confirm Booking
Step 3
Video-Chat
20 Minutes Remaining
Ron Andruff
Hockey

Each athlete determines their own fee. However early research garnered through fan intercept interviews at Miami Heat (NBA) and Florida Panthers (NHL) games during the 2015/2016 season suggests that active (but, not 'star' level) players can charge a fee in the range of US$ 500 for a 20-minute session. Recognizing Florida is a depressed market relative to New York, Chicago, or Los Angeles, as examples, management believes that the US$500 is a conservative estimate. Depending upon how long they have been out of pro sports, or how much name recognition they have maintained, Alumni (those players that have retired from professional sport) may charge fees in the range of US$ 100-250, in management's view. In all cases, the marketplace will determine the precise fee for each athlete.

For each video chat booked, fees are charged to a fan's credit card at the moment he/she books the appointment.

**Primary: E-commerce**
- ➢ 25% of all athlete fees are retained by the company

**Future Opportunities**
- ➢ Sponsored categories and links

# Premium Life Domains

Capitalizing on the positive trends seen in the growing market for domain names, as well as on the enormous amount of advertising dollars being spent on the Internet, revenue generation will come from collaboration.

**Primary: Shared advertising revenue**
- ➢ Display and search driven advertising, contextual advertising
- ➢ Sponsored categories and links

**Future Opportunities: Leasing and Sales**
- ➢ Life domain leases
- ➢ Life domain sales

## LIFE.ZONE

The endurance sport athlete demographic makes **life.zone** highly-attractive to advertisers and sponsors. We can precisely target the audience, offering advertisers and commercial partners an efficient advertising and sales channel for their products and services. Advertisers, such as



leading branded equipment manufacturers, nutrition suppliers, dealers, sports websites, event organizers, etc. who are already active in endurance sports are on the lookout for new ways to surround endurance athletes.

As the membership numbers grow, the value of our asset increases. However, because the membership demographic is so tightly focused, a critical mass of as few as 100,000 members will be sufficient to make **life.zone** a highly useful resource and profitable business unit.

Revenues for l**ife.zone** will come from multiple sources, as follows:

**Primary: Advertising**
  ➢ Display and search-driven advertising, contextual advertising
  ➢ Sponsored categories and links

**Future Opportunities: E-Commerce**
  ➢ Individual coaching
  ➢ Product sales (new and used)
  ➢ Memorabilia / Merchandising
  ➢ Manufacturers' user groups
  ➢ Paid for and sponsored online seminars
  ➢ Club solutions
  ➢ Event organizer solutions
  ➢ Athlete/sponsor matching
  ➢ Increased storage, extended homepage functionality
  ➢ Application and content sales (training programs & software, mobile)
  ➢ Digital broadcasts / podcasts
  ➢ 3D virtual environment/community and virtual events
  ➢ Travel & lodging bookings
  ➢ Coaching and training camp bookings and services
  ➢ Race registrations
  ➢ Photo and timing services
  ➢ Photo and video sales

## IV. RISKS

Through the establishment of three dotSport LLC business units, management has diversified the risk profile, spreading it over all three potentially high-value assets, each of which is scalable and has capacity for steady growth.

The risks dotSport LLC faces are as follows:

## 0N1

Currently in Beta, **1on1** *is a* "momentum play" rather than a "technology play", which means that the key to success is getting out in front of the market with significant fanfare and to establish **1on1** as the preeminent place on the Internet for video chats with professional athletes. To achieve momentum, to dominate the market, the company needs buy-in from both active and retired players. To achieve this, we put our value proposition in front of the opinion-shapers in both the league Players Associations and the Alumni Associations[11]. As more players onboard, more fans will come.

Once the company has traction within professional hockey, it will quickly move expand into the.

# Premium Life Domains

As previously noted, Premium Life Names are similar in nature to physical real estate with values constantly increasing. Should the market fall off, that would impact Premium Life Domain's business, however, like real estate, management is confident that the names will continue to gain in value over the longer term.

# LIFE.ZONE

With the platform already built-out and operating in Beta, the risk of development costs getting out of line has already been addressed. Securing engagement is the preeminent risk.

---

[11] NHL, NFL, MLB, and NBA, as well as major sports outside of North America

Financial resources will address this, as and when the marketing campaign is in operation. So too, will activating the presence of top triathletes, such as Kristin Lie and Iron Man, Anders-Licht Larsen who are already registered in **life.zone**.

# V. OPERATIONS

## A. Executive Team

**Ron Andruff, President & CEO**   Founder, president & CEO, of Tralliance Corporation, the **.travel** Registry, Ron has a depth of experience and a history with top-level domains as long as the commercial Internet itself.  Over the course of the last two decades, he has cultivated stellar relationships within the ICANN community and a clear perspective on the future of the Internet.  With dotSport LLC, Ron returns to his sporting roots.  His 9-year professional ice hockey career garnered him 3-championships from three professional leagues (NHL, AHL, and German National Hockey League).  Following his pro career, eight years of owning/operating a pan-European sports marketing agency provided the foundation for his now >30-years of international marketing experience.  A serial entrepreneur, Ron has the indispensable tools to lead the company: vision, credibility, experience, and the depth of sports relationships.

**Cherian Mathai, Chief Financial Officer**   As co-founder and Chief Operating Officer of Tralliance Corporation, Cherian brings to the Company more than 25 years of corporate finance experience; Internet and domain name policy development and management; a wealth of key relationships, and a rock-solid understanding of operations.  He received his Masters degree in International Finance from Columbia University, New York City.

**Mir Adnan Ali, Chief Technology Officer**   An engineering graduate from Osmania University, Hyderabad, India, Mir has considerable experience in understanding, planning and setting up of a complete backbone for highly scale-able applications. Employs best practices and software design patterns with deep understanding of software packages and their dependencies. Strengths include Server Side packages and compilations, Big Databases, MySQL, MongoDB, PHP, Java, Scala, NodeJs CakePHP, Laravel, Yii2, Doctrine Frameworks among others.

**Liza Horan, Brand, Content & Marketing Adviser**  Currently Principal Consultant at FEB Digital, a leading digital strategy and product development consultancy serving global brands in media, consumer goods and professional services based in London, U.K.  Prior to this assignment, Liza headed  digital strategy/operations for ESPN's high school sports group where she monetized social media for blue chip advertisers and achieved exponential growth across all digital performance metrics. She pioneered the digital space for tennis by launching TENNIS.com for the consumer market (players/fans) and tenniswire.org for the trade (stakeholders/media).

## B.  Board of Directors

The Board of Directors is currently comprised of Ron Andruff (Chairman), Cherian Mathai and Claude Palmero.

## C.  Corporate Structure

dotSport LLC is incorporated as a Limited Liability Company in the state of New York, effective October 2007.

## D.  Choice of Location and Premises

The Company is headquartered in New York City, in a multi-tenant building located at 1140 Broadway, in mid-town Manhattan.

# VI. CONCLUSION

Having identified the opportunity within social networking verticals (**life.zone**)**;** the prospect of athletes connecting with fans and earning income from simply sharing stories (**1on1**); and the growing global market for **Premium Life Domains**, dotSport LLC believes that its straightforward plan and skilled management team can establish the company as a dominant player in the sport social media sector of the Internet.

The diversified risk profile, along with the company's ability to manage its three business units with a small, highly-qualified executive team underscores our deliberate approach.

Poised to capitalize on the emotion, passion, and potential for unabated growth, dotSport LLC businesses are unique, saleable, and geographically extendable; each is scalable, protectable, and appeals to millions of users around the world.

~ END ~

**Appendix 1**

# life.zone Social Media Platform Elements

The <u>deep data fields</u> are what sets **life.zone** apart from facebook and other social media sites. **life.zone**'s offering brings the depth of data that is lacking elsewhere in social media.

## A. Content

- fixed content, i.e. team-related news, scores, rumors, etc.
- customized RSS feeds for automatic user selected information delivery

- Yellow Pages-style directory
- updated sports calendars - any sport, any country
- local, regional, national and international sports TV, video and streaming
- radio/audio portal with both free and premium sports channels, videos and broadcasts;
- photo portal with both free and pay-per-download sports photos;
- games portal with both single user and multi-user online games;
- travel portal for online booking of travel specials – transport, accommodation, insurance, tickets, tours, etc.;
- ticket portal for online buying of tickets to any event in any country;
- shopping portal for online buying, selling, swapping and auction of sports equipment, collectables and memorabilia;
- chat, blogs and message board portal for online discussion of any sport, anywhere, anytime;

## B. Communication

- multi-lingual platform to meet the global sport community's language needs;
- email/web mail facilities with unlimited storage and all the current features;
- free instant messaging to other **life.zone** users anywhere in the world;
- free text, voice and video chat with other **life.zone** users;
- free file transfer (with permissions) to any other **life.zone** user;

- local, regional, national and international blog and chat portal access

## C.  Collaboration

- social/personal/private and business web spaces - unlimited storing and sharing of videos/pictures/music/files/documents, shared and private calendars, shared and private address books with any other **life.zone** user in the world (personal space is free - business space will have a fee associated with it);
- "fantasy" leagues;

## D. Connection

- all social media elements available via any Internet accessible device or smart phone;
- completely portable – complete access to **life.zone** from anywhere there is a cell tower, WiFi, Internet hard wire or telephone landline connection.

## E. Relevant Personal Information

- Address book of contacts with whom they are connected to via **life.zone** Connect
- Personal goals and race calendars
- Personal bests, race results and reports
- Event recommendations
- Training diaries and experiences, nutrition information and experiences
- Biometrics, such as heart rate graphs and power measurement data
- Coaching, travel and training camp experiences
- Equipment listings and recommendations, including a classified section for equipment sales
- Photo/video gallery and personal blog